Exhibit 99.1

Medicure Announces Top Line Data from FABOLUS-FASTER Trial With AGGRASTAT® will be Presented at the PCR e-Course, Late Breaking Trial Sessions, June 27, 2020

WINNIPEG, MB, June 15, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, is pleased to announce that on Saturday, June 27, 2020, Dr. Marco Valgimigli, MD, PhD, Professor of Cardiology, Director of Clinical Research at Bern University Hospital, will present the results of the FABOLUS-FASTER Phase 4 clinical trial. The FABOLUS-FASTER trial was designed to assess different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. Dr. Valgimigli's presentation will take place during a late-breaking trial session at the PCR e-Course 2020, on Saturday, June 27 at 9:00 am CET / 3:00 am EDT.

FABOLUS-FASTER is a randomized, open-label, multi-center trial comparing AGGRASTAT® to cangrelor in patients with ST-elevation myocardial infarction referred for PCI*. A total of 120 subjects were randomized to receive AGGRASTAT®, cangrelor, chewed or integer prasugrel at the beginning of primary PCI.

  Presentation of FABOLUS-FASTER Trial Results by Dr. Marco Valgimigli:

9:00 am CET / 3:00 am EDT on Saturday, June 27 at the PCR e-Course 2020, Late Breaking Trials, Session "STEMI Interventions: First-In-Man and Novel Pharmacological Strategies", virtual meeting. To register and participate in the PCR e-Course, click here: https://www.pcronline.com/Courses/PCR-e-Course

The content will remain available on replay during and after the e-Course.

Complete results from this study have been accepted for publication in Circulation, a peer-reviewed journal of the American Heart Association.

Additional Details About the Study
FABOLUS-FASTER was funded by a grant from Medicure. This study does not imply comparable efficacy, safety, or product interchangeability. *Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients. Refer to Important Safety Information below and the U.S. Prescribing Information for complete product information. For additional information about FABOLUS-FASTER, please visit https://clinicaltrials.gov/ct2/show/NCT02978040

About AGGRASTAT®
AGGRASTAT® is an IV antiplatelet medication indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS). AGGRASTAT® is currently the most widely used GP IIb/IIIa inhibitor in the U.S.2 and has several administration benefits including room temperature storage, a 3-year shelf life and is available in pre-mixed formats. Please refer to the IMPORTANT SAFETY INFORMATION below.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

Important Safety Information for AGGRASTAT® (tirofiban hydrochloride)

Indications and Usage

AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration

Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Contraindications

Known hypersensitivity to any component of AGGRASTAT®, history of thrombocytopenia with prior exposure to AGGRASTAT®, active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions

AGGRASTAT® can cause serious bleeding. Most bleeding associated with AGGRASTAT® occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such as arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Concomitant use of fibrinolytics, anticoagulants and antiplatelet drugs increases the risk of bleeding. If bleeding cannot be controlled, discontinue AGGRASTAT®.

Thrombocytopenia: Discontinue AGGRASTAT® and heparin.

Adverse Reactions

Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT®, please refer to Full Prescribing Information available at www.aggrastatHDB.com.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

AGGRASTAT® is a registered trademark of Medicure International Inc.

References
1 https://clinicaltrials.gov/ct2/show/NCT02978040
2 Data on file

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2020/15/c2093.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 13:48e 15-JUN-20